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February 1, 2010	WRITER’S DIRECT LINE 414.297.5596 pfetzer@foley.com EMAIL

CLIENT/MATTER NUMBER 092942-0110
Via EDGAR
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-4561
Attention: Rufus Decker, Accounting Branch Chief

RE:	Titanium Asset Management Corp. Form 10-K for the year ended December 31, 2008 Forms 10-Q for the periods ended March 31, 2009, June 30. 2009 and September 30, 2009 File No. 0-53352
Ladies and Gentlemen:
          On behalf of our client, Titanium Asset Management Corp., a Delaware corporation (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter, dated December 16, 2009, with respect to the above-referenced filings. The numbered items set forth below repeat (in bold italics) the comments of the Staff reflected in the comment letter, and following such comments are the Company’s responses. References to “we”, “us”, “our” and other similar phrases are references to the Company.
          We acknowledge on behalf of the Company that (1) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (3) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008
General
1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.
          Response: As requested, in our supplemental responses, we will either indicate in detail what the revisions will look like in future filings, or we will provide a full sample of the proposed revisions to be made in future filings, as appropriate.
Item 7 —Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25
Assets Under Management, page 26
2.	With regards to redemptions, please disclose how much notice you require for an investor to make a redemption. Please also quantify to the extent possible, information regarding any known changes in assets under management occurring subsequent to your latest balance sheet date but prior to the date of your filings, such as known redemptions and/or notices of expected redemptions. Your disclosures should clearly reflect any known trends in redemptions or notice of expected redemptions within MD&A.
          Response: We respectfully note that the nature of our subsidiaries’ investment advisory agreements with their clients are described in “Item 1. Business — Our Clients,” on pages 7 through 9 of the Form 10-K. As indicated in that section, the billing cycles and notice periods for redemptions vary depending on the nature and the source of each client relationship. (Our subsidiaries are Wood Asset Management, Inc. (“Wood”), Sovereign Holdings, LLC (“Sovereign”), National Investment Services, Inc. (“NIS”), and Boyd Watterson Asset Management, LLC (“Boyd”).) We believe that due to the large number of clients of our subsidiaries and the varying type of arrangements that they have with their clients, we cannot readily summarize all of the notice provisions for redemptions that might apply, nor do we believe that such disclosure would be useful to investors. Rather we believe that disclosure discussing the impact of redemptions on our performance and any known trends related to redemptions, as discussed below, is what is meaningful to our investors.
          As requested, in future filings, we will continue to disclose any known changes to our assets under management from the latest balance sheet date through the date of the filing that could have a material impact on our revenues, including changes related to known redemptions and/or notices of expected redemptions. We respectfully note that in preparing our past filings we have evaluated whether any known changes to our assets under management from the latest balance sheet date through the date of the filing would have a material impact on our revenues, and have made appropriate disclosure reflecting the conclusions of our evaluation. For example, in the last paragraph on page 26 of the Form 10-K, we indicated that our aggregate assets under management had declined a further $99.5 million through February 28, 2009, with the decline being caused primarily by equity market movements, offset in part by net new account activity.
          An additional example is found in the Form 10-Q for the quarter ended June 30, 2009, in which we disclosed that on July 10, 2009 one of Sovereign’s broker/dealers, through which it conducted a significant portion of its wrap business, had notified Sovereign that it was initiating a “sell” recommendation to its customers for certain of the investment strategies employed by Sovereign. We quantified the assets under management under this broker/dealer relationship and the estimated effect on annualized revenues.
3.	Please disclose the types of amounts that are included in the line item titled other inflows (outflows) to (from) existing accounts and explain how outflows are different from terminated accounts. Please also provide additional disclosure to discuss the reasons for the terminated accounts at Sovereign and address how management is addressing this apparent negative trend.
          Response: The line item titled other inflows (outflows) to (from) existing accounts in the Form 10-K represents additional contributions to or withdrawals from continuing accounts at our subsidiaries. We respectfully note that in the subsequent Form 10-Q filings we relabeled this line item to clearly reflect this, and will continue to use this tile, “other contributions (withdrawals),” in future filings.

          As requested, to the extent material to an investor’s understanding of our performance, in future filings we will discuss the reasons for the terminated accounts at Sovereign and the steps that management is taking to address the situation. We will revise the supplemental discussion below, as appropriate for disclosure in future filings.
          The largest terminated account at Sovereign, $355 million, was the result of an institutional account moving assets to an in-house management team. Additionally, during 2008 Sovereign saw approximately $255 million in terminations within its retail client base, which we believe was largely due to clients exiting the market due to market volatility. Then in July 2009, one of Sovereign’s broker/dealers, through which it conducted a significant portion of its wrap business, notified Sovereign that it was initiating a “sell” recommendation to its customers for certain of the investment strategies employed by Sovereign. The asset value of accounts managed within this strategy at the time of the “sell” recommendation was approximately $195 million. This investment strategy was unique to this particular broker/dealer, and we do not believe it is an indicator of future terminations by other clients. In response to these terminations, we reorganized the marketing and client service team at Sovereign to better serve our clients. We believe that these actions, coupled with Sovereign’s positive relative investment performance will allow us to re-establish the Sovereign name with our retail brokers and add significantly to our asset base.
4.	We note that the ''Other activity, principally market movements” are materially different for each of the Wood, Sovereign and NIS funds. We also note you provide a discussion of the current range of investment strategies related to Wood’s, Sovereign’s and NIS’s AUM on page 5. Please provide a robust discussion of the underlying assets and how the inherit risks of those assets impacted the market movements within Wood’s, Sovereign’s and NIS’s AUM .
          Response: As requested, in future filings, we will include a discussion on how changes in asset mix and distribution expenses by asset class have impacted the Company’s performance, and, to the extent material, how changes in the market value of securities held in client accounts by asset class have impacted the Company’s performance. See the discussion below.
          In prior discussions with the Staff, we have agreed that information about changes in assets under management (AUM) is useful to investors. While information about changes in AUM is useful, we have indicated that the Company’s activities are very diverse, with over 3,000 clients and multiple strategies and distribution channels (directly, via investment consultants and through broker-dealers), which impacts the type of disclosure about changes in AUM that should be provided to investors. Specifically, all of these different products and channels have different revenues and associated costs that if broken down and described in detail would do little to provide investors in the Company useful data about the Company’s performance.
          For this reason, in our prior discussions with the Staff, we agreed to provide information about changes in AUM (identifying new accounts, terminated accounts, other inflows (outflows) and other activity), major investment strategy (or asset class) and broad client type. We also continued to provide information by subsidiary as we believed it was helpful to understand our revenue changes, which have been impacted in large part by our acquisition of our subsidiaries. In addition, in connection with these acquisitions certain of the deferred purchase consideration is determined in reference to a particular subsidiary’s AUM.
          We continue to believe that this disclosure is appropriate, and we have included with this disclosure a narrative discussion of the material items impacting the reported changes in AUM. In this narrative discussion, as requested, in future filings we will include a discussion that makes it clear that changes in asset mix have an impact on the Company’s performance (for purposes of this discussion, the different asset classes are U.S. fixed income, U.S. equity and International equity). We will indicate that asset mix impacts total revenue due to the difference in the fee rates per invested dollar earned on each asset, with equity products generally having a higher management-fee rate than fixed-income products. In addition, we will indicate that certain components of distribution expense can vary depending upon the asset class, distribution channel and the size of the customer relationship. Also, to the extent material, we will discuss the impact changes in the market value of securities held in client accounts by asset class have impacted the Company’s performance.
5.	Please expand disclosures in future filings to provide readers with a meaningful understanding of the performance of each of your significant funds. For each significant fund, please describe the underlying types of investments and overall strategy involved in the fund. Disclose the annualized returns for the periods presented as well as the inception to date returns. Although you are in the best position to determine which funds warrant expanded disclosures, we ask that you consider providing expanded disclosure for each fund that:
•	had, or is expected to have, a material impact on fee income in relation to subsidiary results;

•	comprises a material amount of subsidiary AUM;

•	had, or is expected to have, material investments or redemptions in relation to subsidiary AUM; or

•	had, or is expected to have, material market appreciation or depreciation in relation to subsidiary AUM.
          Response: We confirm that presently no individual pooled investment vehicle managed by the Company is a “significant” fund.
          The genesis of the pooled investment vehicles was to provide our clients with a more cost efficient option to a separate account. The pooled investment vehicles provide our smaller clients the ability achieve greater investment diversity at a lower cost to the client.
          As requested, to the extent that all of the pooled investment vehicles as a group are significant, in future filings we will provide information about changes in AUM by product type, breaking it into appropriate categories for pooled investment vehicles and separate accounts.
          Also, in the future, if we determine that we have a significant fund, to the extent material to an investors understanding of the performance of the Company, we will provide expanded disclosure describing the underlying types of investments and overall strategy of the fund. However, we respectfully submit that disclosure of a fund’s annualized returns would not be appropriate, as the funds that we manage are private funds, and public disclosure of their performance would likely violate the prohibition against general solicitation under the Securities Act of 1933 and the advertising rules under the Investment Advisers Act of 1940. Instead, we would provide disclosure about changes in AUM of a significant fund as part of the expanded disclosure.
6.	We note you have presented your assets under management by major investment strategy. Please expand your disclosure to address the relevance of this disclosure. Clarify whether you earn differing fees for these differing investment strategies and address the related inherit risk of each investment strategy.
          Response: As requested, in future filings, we will expand our disclosure to explain that asset mix has an impact on the Company’s performance (for purposes of this discussion, the different asset classes are U.S. fixed income, U.S. equity and International equity). See Comment 4 above for more detail. In addition to the changes referenced in Comment 4, to the extent material to an investors understanding of changes in AUM, we will discuss any known trends relating to risks or developments that might impact the asset mix.
          We respectfully note that since our acquisition of Boyd, there has not been a significant change in the mix of assets. As a result, the relative mix of AUM by investment strategy did not have a significant impact on our fee revenues in 2009.
          Consolidated Results of Operations, page 28
7.	Please clarify whether you have different fee structures for differing investment strategies. Also clarify if the fee structure for the assets under management by Attalus is different and disclose the related amount of fees, if material. In addition, please revise your disclosure to clearly discuss the impact that terminated accounts had on investment advisory fees for Wood and Sovereign.
          Response: As requested, in future filings, we will clarify that asset mix impacts total revenue due to the difference in the fee rates per invested dollar earned on each asset, with equity products generally having a higher management-fee rate than fixed-income products. See Comment 4 above for more detail. Also, we will clarify in the disclosure that we do not receive an investment advisory fee from Attalus, but a referral fee for assisting Attalus with Taft-Hartley pension plan assets by referring investors and providing advice on potential investment issues, among other things. The referral fees totaled $1,799,000 for 2008.
          In future filings, we will also ensure that the impact of terminated accounts on investment advisory fees is adequately discussed. In this regard, we note the disclosure that was made about the impact of terminated accounts on Sovereign’s investment advisory fees: “The decrease in investment advisory fees reflects the 35% decrease in Sovereign’s assets under management in 2008. The decrease in assets under management was due to the loss of a $355 million account, as well as a number of smaller Sovereign accounts in the first half of 2008.”
8.	Please enhance your disclosure to further discuss the business reasons for changes between periods in your investment advisory fees. To the extent that you earn different fees for different investment strategies, disclose how the changes in the assets underlying these strategies impacted the fees earned from period to period.
          Response: As requested, in future filings, we will enhance our disclosure explaining the business reasons for changes in investment advisory fees by, among other things, clarifying the impact terminated accounts and changes in asset mix had on fees earned, along with other items that had a material impact, such as market movements. See the discussions above on terminated accounts and asset mix.
Critical Accounting Estimates, page 33
9.	You recognized impairment of intangible assets of $6.5 million for the year ended December 31, 2008 and impairment of goodwill of $4.8 million for the nine months ended September 30, 2009. Please disclose the reporting unit level at which you test goodwill for impairment and your basis for that determination. To the extent that any of your reporting units have estimated fair values that are not substantially in excess of the carrying value and to the extent that goodwill for these reporting units, in the aggregate or individually, if impaired, could materially impact your operating results, please provide the following disclosures for each of these reporting units in future filings:
•	Identify the reporting unit;

•	The percentage by which fair value exceeds the carrying value as of the most-recent step-one test;

•	The amount of goodwill;

•	A description of the assumptions that drive the estimated fair value;

•	A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions;

•	A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.

If you have determined that the estimated fair value substantially exceeds the carrying value for all of your reporting units, please disclose this determination in future filings. Please also provide the above disclosures, as applicable, for any long-lived assets or asset groups for which you have determined that fair value is not substantially in excess of the carrying value and to the extent that the asset amounts, in the aggregate or individually, could materially impact your operating results or total shareholder’s equity. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the SEC’s Codification of Financial Reporting Policies for guidance.
          Response: In accordance with SFAS 142, paragraph 30 and the aggregation criteria of SFAS 131, paragraph 17, we are using the total Company as our reporting unit for the testing of goodwill for impairment. (See the response to comment 14 for our conclusions regarding the aggregation criteria.) As requested, to the extent that any of our reporting units have estimated fair values that are not substantially in excess of the carrying value and to the extent that goodwill for these reporting units, in the aggregate or individually, if impaired, could materially impact our operating results, we will enhance our disclosures as referenced above (as applicable, we will also provide such disclosure for any long-lived assets or asset groups).
          Specifically, in future filings we will include:
•	A statement that we are testing goodwill at the consolidated entity level and the total goodwill balance.

•	The percentage by which fair value exceeds the carrying value for the year end step one test.

•	A description of the key assumptions underlying our discounted cash flow analysis. Those key assumptions include our assumptions regarding revenue growth, any significant changes in cost structure, long-term growth rates, and the weighted average cost of capital.

•	A discussion of the uncertainties associated with the key assumptions.

•	A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.
          We will enhance our disclosures regarding our identifiable intangible assets to include a discussion of the amounts tested and the key assumptions. The fair value of client relationship assets are impacted by the loss of customers and the estimated future profitability levels. Future profitability levels are further impacted by changes to the cost structure that have been made as a result of the loss of customers to date.
          Sample disclosure:
          Our testing of goodwill is done at the consolidated level based on our reporting as one reportable segment. As a result, we completed a single evaluation of our fair value and the impact of such on our $31,271,000 goodwill balance at December 31, 2008.
          We estimated the fair value for the Company using a discounted cash flow analysis for the Company, excluding the Boyd operations that were acquired on December 31, 2008, and added Boyd at its acquired fair value. A discounted cash flow analysis measures fair value by reference to projected future cash flows from operations over a five-year forecast period and an estimated residual value and through the application of a discount rate to reflect those amounts at their present value. In preparing our cash flow forecasts, we considered historical and projected growth rates, our business plans, prevailing relevant business conditions and trends, anticipated needs for working capital and capital expenditures, and historical and expected levels and trends of operating profitability. We specifically considered the impact that prior and future changes in our assets under management have on our future revenues.
          Among other things, our assets under management are impacted by our ability to retain current clients and attract new clients, and by equity and fixed income market returns. During 2008, our assets under management were impacted by significant decreases in the equity markets over the last half of 2008 and by the loss of customer accounts over the first half of 2008. We specifically considered these impacts in projecting fee revenue over the next several years.
          We developed our cash flow forecasts for Wood, which is primarily an equity investment manager, based on equity market returns of 0% in 2009, and 6% per annum for 2010 through 2013 and achieving net growth of new equity assets under management of $100 million in 2009 and $200 million per annum for 2010 through 2103.
          We developed our cash flow forecasts for Sovereign and NIS, which are primarily fixed income investment managers, based on fixed income market returns of 3% for 2009 and 4% per annum for 2010 through 2013 and achieving net growth in new fixed income assets under management of $220 million in 2009 and $300 million per annum for 2010 through 2013.
          We estimated the residual value using a 4% long term growth rate. The projected cash flows and residual value are discounted to present value through the application of a discount rate that reflects the weighted average cost of capital for the Company. We estimated our weighted average cost of capital to be 12% using the capital asset pricing model.
          Fair value of a reporting unit is established by using a discounted cash flow valuation model. The key assumptions used in the discounted cash flow valuation model include the discount rate, terminal growth rate, and cash flow projections. The discount rate is set by using the Weighted Average Cost of Capital (WACC) methodology, which considers market and industry data. The discount rate utilized is indicative of the return an investor would expect to receive for investing in such a business and was 12% for 2008.
          The determination of projected cash flows is based on our strategic plans and long-range planning forecasts and represent management’s best estimates based on current and forecasted market conditions, and the profit margin assumptions are projected based on the current cost structure and anticipated net cost increases and/or reductions. The terminal business value is determined using a common methodology of capturing the present value of perpetual cash flow estimates beyond the last projected period assuming a constant WACC and terminal growth rate of 4%.
          The key assumptions discussed above represent significant unobservable inputs, which are considered Level 3 inputs as defined by SFAS No. 157, Fair Value Measurements (FASB ASC Topic 820) and there are inherent uncertainties related to the assumptions, including changes in market conditions, and management’s judgment in applying them to the analysis of goodwill impairment. For the annual impairment analysis as of December 31, 2008, the excess of fair value over carrying value was approximately $600,000, or approximately 1% of the carrying value. If the discount rate was increased by 1% or the terminal growth rate was decreased by 1% point, the fair value would decrease by $7,000,000 and $5,000,000, respectively.
Fair Value of Financial Instruments, page 34
10.	Please enhance your disclosure regarding how you estimate the fair value of financial instruments to address the following:
•	The portion of AUM in which you have a role in estimating fair value;

•	The amount or percentage of assets under management that are valued using (a) level 1 inputs, (b) level 2 inputs, and (c) level 3 inputs, as defined in SFAS 157. Describe the types of investments in each level;

•	For each type of asset included in level 2, explain the significant other observable inputs being used. If relying on third party pricing services, explain the inputs they are using to estimate the fair value of these assets;

•	For each type of asset included in level 3, provide a detailed explanation of the methodology used to estimate fair value, the assumptions used in the fair value method, including quantification of such assumptions, and a sensitivity analysis of those assumptions. If relying on third party pricing services, disclose the methodologies and assumptions used.
          Response: We respectively submit that such enhanced disclosure is outside the scope of what is required and would not be material to an investor’s understanding of the Company. We are not aware of any other public investment advisor that makes such disclosure. We respectfully note that in the Form 10-K, page 34, last full paragraph, we went beyond what others are doing and included a general description of the pricing methodologies that we follow. While we did not reference the “level 1”, “level 2” classifications in our disclosure, we described the inputs.
          We note that at the time of purchase, the financial instruments held in our client portfolios are exchange traded equity securities or liquid debt instruments actively traded in the fixed income securities market in the United States. The active trading and liquidity of these instruments lend themselves to the use of level 1 inputs in determining the fair value of the majority of the equity and debt securities held in our clients’ portfolios. In turn, the use of level 2 or level 3 inputs is rare.
Item 8 -Financial Statements and Supplementary Data, page 37
General
11.	Please enhance your disclosures related to your available for sale securities to comply with the requirements set forth in paragraphs 19-21 of SFAS 115.
          Response: As requested, in future filings we will update our disclosures for our available for sale securities to address the disclosure requirements of SFAS 115, paragraphs 19-21. Specifically, we will include disclosures of the aggregate fair value, the total gains for securities with net gains in accumulated other comprehensive income, and the total losses for securities with net losses in accumulated other comprehensive income, by major security type as of each financial statement date. In addition, for our investments in debt securities we will include information about the contractual maturities of those securities. Finally, we will also include the required disclosures for the sales of securities, realized gains and losses, and the unrealized holding gains and losses. In preparing this information for the fiscal year ended, we will update the relevant comparable information for 2008.
12.	You disclose on page 6 that NIS offers membership interests in five limited liability companies to which it acts as the managing member. Please clarify your disclosure to discuss who the five limited liability companies are. In addition, please tell us how you account for and present these five limited liability companies in your financial statements and also tell us the accounting literature you referenced to support your basis.
          Response: As requested, in future filings we will disclose the limited liability companies for which NIS acts as managing member.
          The current values for each of the limited liability companies for which NIS acted as the managing member at December 31, 2008 were as follows:

NIS Fixed Income Arbitrage Fund, Ltd.	$9,709,000
NIS Preferred Stock Fund, LLC	3,477,000
NIS Preferred Stock Fund II, LLC	22,233,000
NIS Preferred Stock Fund III, LLC	—
NIS High Yield Fund, LLC	45,576,000
NIS Intermediate Fixed Income Fund, LLC	283,400,000
NIS Core Fixed Income Fund, LLC	99,100,000

Total	$463,495,000

          From time to time, NIS may enter into transactions with limited liability companies, or, as mentioned above, act as an investment manager or managing member to limited companies, which operate as commingled investment funds, that could be variable interest entities (“VIEs”), as defined in FIN 46 (revised December 2003), “Consolidation of Variable Interest Entities — An Interpretation of Accounting Research Bulletin No. 51.” NIS makes judgments and estimates regarding the sufficiency of equity at risk, the rights of various holders of the entity to exercise control and the rights and obligations of holders to receive returns or absorb losses of the entity in order to determine whether these entities are VIEs. Whether at the time of NIS’s initial involvement with a VIE or as a result of a reconsideration event, NIS performs qualitative and quantitative analysis of a VIE to determine whether NIS is the primary beneficiary and therefore, must consolidate the VIE. In performing these analyses, NIS uses judgments and estimates regarding the future performance of the assets held by the VIE, taking into account estimates of credit risk, timing of cash flows and other significant factors, and the likelihood of various outcomes.
As mentioned above, NIS acts as the investment manager for several commingled investment funds that are operated as either limited liability companies or a Cayman Islands exempted company. In addition to NIS’s involvement as the investment manager, NIS also is the managing member in limited liability companies for purposes of organizing and operating the funds in accordance with the investment guidelines for respective commingled investment funds. As of December 31, 2009, NIS does not hold any investments in these commingled investment funds. The voting control of the commingled investment funds is maintained by the members and not NIS. NIS is not the primary beneficiary of these VIES because NIS’s involvement is limited to that of investment manager. As a result, NIS’s variable interest does not participate in the gains or losses of the entity’s net assets and therefore NIS has not consolidated these entities. As of December 31, 2009, total assets under management in these commingled investment funds approximated $537.2 million.
Note 2 -Significant Accounting Policies, page 42
Earnings Per Share, page 45
13.	You disclose that all potentially dilutive securities were excluded from the computation of diluted EPS as a result of the net loss for the year ended December 31, 2008. Please enhance your disclosure to disclose the actual number of anti-dilutive shares by each type of security. See paragraph 40(c) of SFAS 128.
          Response: We respectfully note that in the Form 10-Q filings subsequent to the Form 10-K for the year ended December 31, 2008, we enhanced our earnings per share footnote disclosure to include the actual number of the dilutive potential common shares by type of security. We will continue to provide this information in our future filings.
Operating Segments, page 45
14.	It appears that you have concluded that each of your subsidiaries represents an operating segment as defined in paragraph 10 of SFAS 131 and that you have aggregated your operating segments into one reportable segment pursuant to paragraph 17 of SFAS 131. If true, and in accordance with paragraph 26(a) of SFAS 131, please enhance your disclosure to clearly disclose this fact. Furthermore, please provide us a comprehensive response that demonstrates how you meet the aggregation criteria of paragraph 17 of SFAS 131. Ensure you provide fee income and gross profit and/or operating income information for each aggregated operating segment and address any discrepancy in the trends that they depict. You should also address how the apparent differences in the market movement of the AUM of these subsidiaries impacted your assessment of whether these subsidiaries are economically similar.
          Response: As requested, in future filings we enhance our disclosure to clearly disclose that we have concluded that each of our subsidiaries represents an operating segment and that we have aggregated our operating segments into one reportable segment.

          We have aggregated our subsidiaries into one reporting unit based on the guidance in paragraph 17 of SFAS No. 131, which notes that components may be aggregated into one reporting unit if the components share similar economic characteristics and are similar in each of the following areas:
a.	the nature of the products and services;

b.	the nature of the production processes’

c.	the type or class of customers for their products and services;

d.	the method used to distribute their products or provide their services; and

e.	if applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.
          Based on our analysis, we have concluded that all of our subsidiaries are similar both quantitatively and qualitatively. While we noted that market movements can differently impact equity securities versus fixed income securities, we determined that from a quantitative perspective all of our subsidiaries share substantially similar economic characteristics, including similar revenue and compensation structures and comparable effective fee rates. We also determined that from a qualitative perspective, the subsidiaries provide similar services (investment management services for a fee based on the value of assets under management) to similar clients (institutional and retail managed accounts). Their products are distributed through shared institutional and retail distribution channels and all of the subsidiaries are subject to the same regulatory framework.
          In addition to the quantitative and qualitative characteristics described above, we also considered the guidance outlined in EITF Topic No. D-101 regarding the manner in which the components are operated and the level of integration that exists between the components in the operating segment. We note that the subsidiaries are integrated, as the investment products share the same distribution channels, which are overseen at the Company level. The subsidiaries also share various levels of back office support such as accounting and payroll, legal, compliance, and other treasury functions. In addition, we have established sub-advisory relationships between the subsidiaries to provide a comprehensive offering of investment advisory services.
FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30. 2009
General
15.	Please address the above comments in your interim filings as well, as applicable.
          Response: As requested, we will address the above comments in our interim filings
Item 1 -Financial Statements
Note 7 -Income Taxes. page 8
16.	You determined that a valuation allowance of $2.2 million was required for your deferred tax assets as of September 30, 2009. You continue to present deferred income taxes in the amount of $5.8 million on the face of your balance sheet. Please expand your disclosure to explain your basis for concluding that it is more likely than not that the remaining deferred tax assets are realizable as of September 30, 2009. Your disclosure should discuss the positive and negative evidence you considered in reaching your conclusion that a valuation allowance was not necessary for a significant portion of your deferred tax assets as of September 30, 2009. Refer to paragraphs 740-10-30-17 through 740-10-30-23 of the FASB Accounting Standards Codification.
          Response: As requested, in future filings, we will expand our disclosure to explain our basis for concluding that it is more likely than not that the remaining deferred tax assets are realizable.
          Each quarter, management reviews the necessity of a valuation allowance to reduce our deferred tax asset. In this process, management considers both positive and negative evidence as required in FASB Accounting Standards of Codification, paragraphs 740-10-30-17 through 740-10-30-23. The negative evidence we considered was the loss of significant customers, current general investment conditions, continued losses being incurred through September 30, 2009, and the significance of the expected loss for year ended December 31, 2009. The positive information considered was the historical profitability of the acquired companies prior to year ended December 31, 2008, the effect of significant one time cost related to the registration process, forecasted future profitability, the duration of statutory carry forward periods, the stabilization of the financial markets and other tax considerations. The overall realization of the deferred tax asset is based entirely on our ability to generate future taxable income. To forecast the future taxable income over the next five years, we used the same forecast that serves as the basis for our consideration of the Company’s fair value in evaluating goodwill for impairment. Because it is extremely difficult to project beyond this time table with any degree of accuracy, we believed it was prudent to limit the forecast to five years. Based on the weight of the evidence, we concluded that it was no longer more likely than not that they would realize the full benefit of the deferred tax asset and therefore recorded a valuation allowance for that portion of the net operating loss carry forward that would not be utilized.
          Sample disclosure:
          The interim income tax benefit is recognized based on management’s estimate of the effective income tax rate for the full year. The estimated effective annual rates for 2009 and 2008 were 37.4% and 30.9%.
          Management is required to estimate the timing of the recognition of deferred tax assets and liabilities and to make an assessment regarding the future realization of deferred tax assets. We consider all available evidence, positive and negative, in assessing whether the deferred tax assets will be realized, using a more likely than not standard and whether a valuation allowance is necessary. This assessment takes into account our forecast of future profitability over the next five years, the duration of statutory carry forwards, our historical profitability and current investment market conditions.

          The realization of our deferred tax assets is entirely dependent upon our ability to generate future taxable income. The evidence noted previously was taken into consideration when preparing forecast of future profitability. We periodically assess the need to establish a valuation allowance against our deferred income tax assets to the extent that we no longer believe it is more likely than not that they will be fully realized. As of September 30, 2009, we recorded a valuation allowance of $2,200,000 pertaining to that portion of the federal and state net operating loss carry forward we believed did not meet the more likely than not standard. The valuation allowance we established is subject to periodic review and adjustment based on changes in facts and circumstances and would be reduced should we utilize the net operating loss carryforwards against which an allowance had been provided or determine that such utilization is more likely than not due to changed circumstances.
Exhibit 99
17.	Question 14 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003 clearly states that EBITDA is defined as “earnings before interest, taxes, depreciation and amortization,” and earnings is intended to mean net income rather than operating income. To the extent EBITDA is not computed as commonly defined, please revise the title you use so that it conveys this. One choice may be to call it adjusted EBITDA.
          Response: As requested, in future filings we will refer to our calculation of EBITDA as “Adjusted EBITDA”.
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          If the Staff has any questions with respect to the foregoing, please contact the undersigned at (414) 297-5596.

Very truly yours, Peter D. Fetzer

cc:	Jeffrey Gordon Jeanne Baker Edward Kelly Andrew Schoeffler Securities & Exchange Commission Jonathan Hoenecke Titanium Asset Management Corp.